EMPLOYMENT AND COMPENSATION AGREEMENT


     This Employment and Compensation Agreement (the "Agreement") is entered into in Montgomery County, Pennsylvania, as of the 20th day of August 1999, by and between, FiNet.com, Inc., a Delaware corporation ("Employer") and Robert J. Ross, an individual ("Employee"), who agree as follows:

     This Agreement is made with reference to the following facts:

     Employer is a provider of e-commerce home financing services.

     Employee desires to perform services for Employer and Employer desires to engage Employee to perform services in accordance with the terms and conditions set forth in this Agreement.

     NOW THEREFORE, in consideration of the foregoing and of the covenants and promises set forth in this Agreement, the parties hereto, agree as follows:

1.   Employment.

     a. Employer hereby offers Employee employment with Employer, and Employee hereby accepts employment with Employer, commencing on November 30, 1999 on the terms and conditions contained in this Agreement.

     b. Employee shall serve as a Senior Vice President of Employer, reporting directly to Kevin Gillespie, Executive Vice President of Sales/Marketing, or his designee. In that capacity, Employee shall competently and diligently carry out those duties and have those responsibilities as are set forth in Exhibit A to this Agreement, as well as those duties and responsibilities that are customary among persons employed in substantially similar capacities for similar companies, as directed by the Executive Vice President of Sales/Marketing, President, Chief Executive Officer or Board of Directors of Employer.

     c. The primary location of Employee's employment shall be as determined by Employer and shall be within either the greater Philadelphia suburban area or the greater San Francisco bay area.

2. Term of Employment. Subject to the provisions of Section 10 hereof, Employee's term of employment shall commence on November 30, 1999 and shall terminate on August 19, 2001.

3. Commitment. Except as is otherwise provided herein, during the term of this Agreement Employee shall devote one hundred (100%) percent of his entire productive business time, ability, and attention to the business of the Employer. Except as is otherwise provided herein, Employee shall not render any services of a commercial or professional nature to any other person or organization, whether for compensation or otherwise, without the prior written consent of the President or Chief Executive Officer of Employer. However, the expenditure of reasonable amounts of time by Employee for educational, charitable, or professional activities shall not be deemed a breach of this Agreement if those activities do not materially interfere with the services required to be performed by Employee under this Agreement and shall not require the prior written consent of the President or Chief Executive Officer of Employer. Notwithstanding the foregoing, this Agreement shall not be interpreted to prohibit Employee from making passive personal investments or conducting private business affairs if those activities do not materially interfere with the services required to be performed by Employee under this Agreement.

4. Covenant Not To Compete. Employee hereby covenants to and agrees with the Employer that, except as otherwise consented to, approved or otherwise permitted by the Board of Directors of Employer in writing:

     a. Commencing upon the date hereof and ending on the termination of Employee's employment with Employer pursuant to this Agreement and for a period of one year following the termination of Employee's employment by Employer for any reason or by Employee for any reason (other than by reason of Employer's failure to make any payment due hereunder),

     b. Employee shall not, directly or indirectly, own an interest in, operate, join, control, or participate in, or be connected as an officer, employee, agent, independent contractor, partner, shareholder or principal (other than as a holder of less than one percent of the outstanding amount of any security listed on a national securities exchange or designated as a National Market System security by the National Association of Securities Dealers, Inc.) of any corporation, partnership, proprietorship, firm, association, person or other entity producing, designing, providing, soliciting orders for, selling, distributing or marketing products, goods, equipment, or services that compete, directly or indirectly, with the business conducted by Employer at the time of termination of Employee's employment in the Territory, as hereinafter defined. For purposes of this Section 4(a), Territory shall mean (i) any of the of the counties of the Commonwealth of Pennsylvania; (ii) any of the fifty-eight counties of the State of California, or (iii) any county or other political subdivision of any other state of the United States of America in which Employer carries on business during the term hereof, or (iv) Canada, Mexico or any other foreign country or province or political subdivision thereof in which Employer carries on business during the term hereof.

     c. During the term of this Agreement and for a period of one year thereafter, Employee shall not, directly or indirectly, either for himself or for any other person, firm, or corporation, divert or take away or attempt to divert or take away any of Employer's customers or suppliers, including but not limited to those on whom Employee called or whom he solicited or to whom he became acquainted during his employment with Employer. Nothing herein shall limit Employee's right, after the termination of Employee's employment with Employer, to call on or solicit or attempt to call on or solicit any of Employee's customers or suppliers on whom Employee called or whom he solicited or to whom he became acquainted during the period prior to Employee's employment with Employer.

     d. During the term of this Agreement, Employee shall not undertake planning for or organization of any business activity competitive with Employer's business or combine or join with other employees or representatives of Employer's business for the purpose of organizing any such competitive business activity.

     e. During the term of this Agreement and for a period of one year thereafter, Employee shall not, directly or indirectly or by action in concert with others, induce or influence (or seek to induce or influence) any person who is engaged as an employee, agent, independent contractor, or otherwise by Employer to terminate his or her employment or engagement with Employer.

     f. The provisions of subsections 4(a), (b), (c) and (d) above are separate and distinct commitments independent of each of the other such subsections. Employee agrees that the Employer has no adequate remedy at law for any breach or threatened or attempted breach by it of the covenants and agreements set forth herein and, accordingly, Employee also agrees that Employer may, in addition to the other remedies that may be available to it under this Section 4 at law, commence proceedings in equity for an injunction temporarily or permanently enjoining Employee from breaching or threatening or attempting any such breach of such covenants and agreements; and for purposes of any such proceeding in equity, it shall be presumed that the remedies at law available to Employer would be inadequate and that it would suffer irreparable harm as a result of the violation of any provision hereof by Employee. The prevailing party or parties in any proceeding in equity or at law commenced in respect of this Section 4 shall be entitled to recover from the other party or parties to such proceeding all reasonable fees, costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with such proceeding and any appeals therefrom.

     g. Employer and Employee agree that if the duration or scope of the covenants set forth in this Section 4 are deemed by any court of competent jurisdiction to be too long or overly broad, the court may reduce the duration or scope thereof to that which it deems reasonable under the circumstances. If any term or provision of this Section 4 or the application thereof to any circumstances shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provisions of this Section 4 or the application of such terms and provisions to circumstances other than those as to which it is held invalid or unenforceable.

5.   Compensation.

     a. As compensation for the services to be rendered by Employee hereunder during the term of this Agreement, Employer shall pay Employee $185,000 per annum as a base salary ("Base Salary"), payable in installments at such times as Employer customarily pays its senior management, plus additional compensation based upon the performance of Employee, as is more specifically set forth in
Section 5(b) below.

     b. In addition to the Base Salary, Employee shall be entitled to receive an annual bonus ("Bonus"). The Bonus shall be calculated as follows:

     c. within 60 days following each of the two one year periods of Employee's engagement by Employer, whether as a consultant or employee, commencing on September 1, 1999, Employer shall pay to Employee a Bonus equal to one basis point (0.01%) of the amount by which Employer's consumer (non-broker originated) mortgage origination production (closed loans) ("Retail Production") during such preceding 12 month period exceeds $1.85 billion [excluding Employer's consumer (non-broker originated) mortgage origination production resulting from material future acquisitions and strategic partnerships by Employer]; and

     d. the Bonus shall be subject to adjustment up or down as follows: (A) prior to the commencement of each 12 month period commencing on September 1, 1999, Employee and Kevin Gillespie or another designee appointed by either the President or Chief Executive Officer of Employer, shall develop and agree upon a profit plan for Retail Production for the next 12 month period; (B) following the end of each 12 month period, the net profits from Retail Production of Employer shall be determined; (C) for each percent by which actual net profits exceed the profit plan, the Bonus determined in accordance with subsection 5(b)(i) above shall be increased by the same percentage; and (D) for each percent by which actual net profits are less than the profit plan, the Bonus determined in accordance with subsection 5(b)(i) above shall be reduced by the same percentage.

     e. The Stock Options granted to Employee in accordance with the terms and conditions set forth in Section 4 (b) of the Consulting Agreement dated August 20, 1999 between Employer and Employee shall remain in full force and effect.

6. Benefits. In addition to the compensation described herein above, during the term of this Agreement, Employee shall be entitled to receive the following benefits:

     a. Such health insurance and other employee benefits that Employer may, from time to time, make available to Employer's senior management employees.

     b. Vacation time, sick leave, holidays and personal time in accordance with Employer's vacation and absence policies, which Employer may, from time to time, maintain for its other senior management employees, but in no event shall Employee be entitled to less than twenty (20) business days of paid vacation in each consecutive twelve (12) month period during his engagement by Employer, whether as a consultant or employee.

     c. Reimbursement of reasonable business expenses incurred on behalf of Employer by Employee, including cellular phone charges, upon submission of documentation in accordance with Employer's regular expense reimbursement policies.

     d. Participation in any savings plan, 401(k) plan, profit sharing plan or pension plan, which Employer may, from time to time, maintain for its other senior management employees.

     e. Automobile allowance in the amount of $1,600 per month.

7.   Confidential Information.

     a. Employee recognizes that, during the course of his employment with Employer, he will be exposed to certain nonpublic, confidential information, the disclosure of which to third parties would cause competitive injury to Employer. Such confidential information includes but is not limited to Employer's investment plans or strategies, trade secrets, sources of supply, customer lists, lists of potential customers, customer or consultant contracts and the details thereof, pricing policies, operational methods, marketing and merchandising plans or strategies, business acquisition plans, personnel acquisition plans, unannounced products and services, research and development activities, processes, formulas, methods, techniques, technical data, know-how, inventions, designs, financial or accounting data, inventory reports, production schedules, cost and sales data, strategies, forecasts, and all other information that is not publicly available pertaining to the business of Employer or any of its affiliates. Such confidential information is hereinafter referred to as "Confidential Information".

     b. Confidential Information shall not include (i) any information which is or becomes publicly available other than through breach of this Agreement, or
(ii) any information which is or becomes known or available to Employee on a non-confidential basis and not in contravention of applicable law from a source which is entitled to disclose such information to Employee.

     c. Employee agrees that he will not, while employed by Employer, divulge Confidential Information to any person, directly or indirectly, except to Employer or its officers and agents, or as reasonably required in connection with Employee's duties on behalf of the Employer, except as is required by law or court order. Employee further agrees not to use, except on behalf of the Employer, any Confidential Information acquired by Employee during the term of this Agreement. Employee agrees that he will not at any time after his employment with Employer has ended, divulge to any person, directly or indirectly, any Confidential Information, except as is required by law or court order. Employee further agrees that, if his employment with the Employer is terminated for any reason, Employee shall not take with him but will leave with Employer all records, papers, and computer software and data, and any copies thereof relating to the Confidential Information (or if such papers, records, computer software and data, or copies are not on the premises of Employer, Employee agrees to return such papers, records, and computer software and data immediately upon his termination). Employee acknowledges that all such papers, records, computer software and data, or copies thereof are and remain the property of Employer.

8. Voice Mail and Electronic Mail. All voice mail and electronic mail on Employer's telephone or computer systems are the property of Employer and shall be non-personal, non-private and non-privileged to Employee, and Employee shall disclose to Employer all codes or passwords necessary for Employer to access such voice mail or electronic mail.

9. Cooperation. As a condition of his employment with Employer, Employee agrees that he will not disrupt, damage, impair, or interfere with the business of Employer, such as by interfering with the duties of the Employer's employees, disrupting relationships with Employer's customers, agents, representatives, or vendors, or otherwise.

10.  Termination.

     a. Employee may terminate this Agreement upon written notice to Employer, prior to its expiration date, for "Good Reason." For purposes of this Agreement, "Good Reason" is defined as: (i) the location of Employee's primary place of employment is changed by Employer to a place outside of either the greater Philadelphia suburban area or the greater San Francisco Bay Area; or (ii) Employer makes a material and adverse change in the nature and scope of the duties to be performed by Employee in his capacity as Senior Vice President of Employer and such change is not due to reasons related to Employee's performance.

b. Employer may terminate this Agreement upon written notice to Employee, prior to its expiration date, for "Cause" or due to the Employee's death or, if as a result of Employee's Total Disability, Employee shall have been absent from his duties hereunder on a full-time basis for 90 consecutive days or 120 days during any twelve month period. For purposes of this Agreement, "Cause" is defined as:
(i) Employee's continued failure to perform Employee's duties to Employer, as determined by Employer's Board of Directors following written notice of such failure and a reasonable period to improve such performance not to exceed 30 days; (ii) a material act of misconduct, insubordination, or other activity which if prosecuted would be a crime; (iii) Employee's conviction of, or pleading guilty or no contest to, a felony or crime involving moral turpitude that could reasonably be expected to have a material adverse impact on the reputation of Employer; or (iv) any abuse of drugs or alcohol which impairs, or could reasonably be expected to impair, the performance of Employee's duties for Employer. For purposes of this Agreement, "Total Disability" is defined as a mental or physical condition which, in the reasonable opinion of a medical doctor selected by the Board of Directors of Employer, can be expected to be permanent or to be of an indefinite duration and which renders Employee unable to carry out the job responsibilities held by, or the tasks assigned to, Employee immediately prior to the time the disabling condition was incurred, or which entitles Employee to receive disability payments under any long-term disability insurance policy which covers Employee for which the premiums are reimbursed by Employer. Notwithstanding any other provision of this Section, Employer shall comply fully with all applicable laws relating to the employment of persons with disabilities.

     c. Upon termination of his employment, Employee agrees to deliver promptly to Employer all of Employer's computer hardware and office equipment; all records, files, drawings, documents, specifications, blueprints, letters, notes, reports, computer software, and all copies thereof, relating to Employer's business, that is in Employee's possession or control. At the time of termination, Employee will have an exit interview with Employer wherein Employee will certify that Employee has returned to Employer all tangible Confidential Information disclosed to him during the term of this Agreement.

     d. Sections 4, 7, 10, 11, 12, 13, 14, 15 and 16 hereof, shall survive termination of this Agreement.

11.  Compensation Upon Termination

     a. Death. If during the term of this Agreement, Employee's employment shall be terminated by reason of his death, Employer shall thereafter have no liability or obligation to Employee's estate hereunder, except for (i) the portion, if any, of Employee's Base Salary for the period up to the date of death which remains unpaid; (ii) any bonuses or portion thereof for any preceding year or for the current year that has been earned, but has not been received prior to the date of death; and (iii) any other payments or benefits that Employee is eligible to receive under any benefit or retirement plans or other arrangements that would, by their terms, apply.

     b. Disability. During any period that Employee fails to perform his duties hereunder as a result of Total Disability, Employee shall continue to receive his Base Salary until Employee's employment is terminated pursuant to Section 10(b) hereof. Upon such termination, Employer shall have no further liability or obligation to Employee for compensation hereunder except for (i) the portion, if any, of Employee's Base Salary for the period up to the date of termination which remains unpaid; (ii) any bonuses or portion thereof for any preceding year or for the current year that has been earned, but has not been received prior to the date of termination; and (iii) any other payments or benefits that Employee is eligible to receive under any benefit or retirement plans or other arrangements that would, by their terms, apply. In the event of a termination due to Total Disability pursuant to Section 10(b) hereof, Employee shall continue to be entitled to receive any payments prescribed under Employer's disability benefit plan, if any, under which he is covered.

     c. Cause. If Employee's employment shall be terminated for Cause, Employer shall not have any further obligation or liability under this Agreement, except that Employer shall pay to Employee: (i) the portion, if any, of Employee's Base Salary for the period up to the date of termination which remains unpaid; (ii) any bonuses or portion thereof for any preceding year or for the current year that has been earned, but has not been received prior to the date of termination; and (iii) any other payments or benefits that Employee is eligible to receive under any benefit or retirement plans or other arrangements that would, by their terms, apply.

     d. Without Cause; Good Reason. If Employer shall terminate Employee's employment hereunder for no reason or for any reason other than his death, Total Disability or for Cause, or if Employee shall terminate his employment hereunder pursuant to the provisions of Section 10(a) hereof, Employer shall be obligated to pay to Employee: (i) the portion, if any, of Employee's Base Salary for the period up to the date of termination which remains unpaid; (ii) any bonuses or portion thereof for any preceding year or for the current year that has been earned, but has not been received prior to the date of termination; and (iii) any other payments or benefits that Employee is eligible to receive under any benefit or retirement plans or other arrangements that would, by their terms, apply. In addition, in the event of such termination, Employer shall pay Employee his Base Salary as set forth in Section 4(a) hereof which would have been payable to Employee over the remainder of the then current term of this Agreement, payable in one lump sum on the date of termination.

12. Assignment. The rights and liabilities of the parties hereto shall bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that, as Employer has specifically contracted for Employee's services, Employee may not assign or delegate his duties and responsibilities under this Agreement either in whole or part without the prior written consent of Employer. Employer may assign its rights and obligations to a successor in interest to Employer's e-commerce home financing services business, provided such successor assumes all obligations and liabilities hereunder.

13. Severability of Provisions. In the event any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future law,
(a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid, and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

14. Mediation and Arbitration. Initially all claims and controversies of any kind relating to this Agreement shall be submitted to mediation pursuant to the services of an established mediation service with the venue of the mediation being San Francisco, CA, if initiated by Employee, and Philadelphia, PA, if initiated by Employer. In the event the matter cannot be disposed of by mediation, all claims and controversies of any kind relating to this Agreement shall be finally settled by binding arbitration before a single arbitrator in San Francisco, CA, if initiated by Employee, and Philadelphia, PA, if initiated by Employer, in accordance with the rules of the American Arbitration Association. The parties to this Agreement shall be bound by the decisions in any such arbitration, and judgment upon such arbitration may be entered by any court of proper jurisdiction. Attorneys' fees and costs shall be allocated by agreement in mediation or by the arbitrator in arbitration.

15. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, or mailed by certified mail (postage prepaid and return receipt requested), or sent by reputable overnight courier service, to the recipient at the address below indicated:

         To Employee:

                           Robert J. Ross
                           Lowestrate.com, Inc.
                           West Germantown Pike, Suite 100
                           Norriton, PA 19403

         To Employer:

                           Executive Vice President of Administration
                           FiNet.com, Inc.
                           3021 Citrus Circle, #150
                           Walnut Creek, CA 94598

     ,or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or if mailed, five (5) days after deposit in a U.S. Postal facility or two (2) business days in the case of express mail or overnight courier service.

16. Entire Agreement; Amendments and Waivers. This Agreement contains the sole, complete, final, exclusive and entire agreement between the parties pertaining to the employment of Employee by Employer and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement, modification, rescission or waiver of this Agreement shall be binding unless executed in writing by the parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a continuing waiver unless otherwise expressly provided. The parties expressly acknowledge that they have not relied upon any prior agreements, understandings, negotiations or discussions, whether oral or written.

17. Choice of Law. The rights and duties of the parties shall be governed by the law of the Commonwealth of Pennsylvania, excluding any choice-of-law rules that would require the application of laws of any other jurisdiction.

18. Insurance. Employee shall cooperate with Employer, at no cost to Employee, should Employer wish to purchase key-man insurance on Employee's life.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


Employer                                       Employee


By  /s/  Mark L. Korell                         /s/  Robert J. Ross
   -------------------------                   ------------------------------
       Mark L. Korell
       Chief Executive Officer

                                    EXHIBIT A

                           DUTIES AND RESPONSIBILITIES


1. To guide and manage the operations of Employer's Eastern Division in a manner designed to attain targeted financial goals in accordance with Employer's policies.

2. To create and promote Employer's image through exercising of sound and ethical business practices as related to personnel, customers and the public in accordance with Employer's policies. This includes providing satisfactory service and competitive mortgage rates for customers of Employer in accordance with Employer's policies.

3. To provide an effective sales and marketing program to maintain or increase revenue levels for Employer's Eastern Division, while continuing to expand the customer base in an effort to achieve the corporate goal of growth during the term of this Agreement in accordance with Employer's policies.

4. To be responsible for hiring, promoting, terminating, demoting and disciplining those key individuals reporting to the Senior Vice President and directing or approving these managers to do the same with those persons reporting to them in a manner consistent with Employer's policies.